Exhibit 12.1
ENERGY TRANSFER EQUITY, L.P.
Computation of Ratio of Earnings to Fixed Charges
(in millions, except for ratio amounts)
(Unaudited)

Six months ended
June 30, 2017
Fixed Charges:
Interest expense, net	$975
Capitalized interest	105
Interest charges included in rental expense	5
Total fixed charges	1,085
Earnings:
Loss before income tax expense and noncontrolling interest	737
Less: equity in earnings of unconsolidated affiliates	136
Total earnings	601
Add:
Fixed charges	1,085
Amortization of capitalized interest	10
Distributed income of equity investees	125
Less:
Interest capitalized	(105)
Income available for fixed charges	$1,716

Ratio of earnings to fixed charges	1.58